18500 Von Karman Avenue
Suite 550
Irvine, CA 92612

July 10, 2012

VIA EDGAR

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabra Health Care REIT, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 1, 2012
File No. 1-34950

Dear Mr. Gordon:

This letter sets forth the responses of Sabra Health Care REIT, Inc. (“Sabra,” “we,” “us,” or “our”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 19, 2012 (the “Comment Letter”), regarding the above-referenced Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”). For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.

Unless otherwise noted, all capitalized terms used herein have the same meaning as set forth in the 2011 Form 10-K and all page number references used herein refer to the page numbers in the 2011 Form 10-K.

General

1.	Please tell us if management considers net operating income and same property net operating income to be key performance indicators. We may have further comments.

Response: All of our income from real estate investments is derived from long-term, single tenant, triple-net lease structures. Accordingly, revenues from each tenant are the same as the net operating income and we do not experience variability in revenues from each property as an entity might in a multi-tenant, gross lease structure. As such, our management does not consider net operating income and same property net operating income to be key performance indicators when evaluating the performance of our current portfolio. This perspective could change if we were to invest in properties outside of the single tenant, triple-net lease structure. If we determine in the future that net operating income or same property net operating income are key performance indicators, we will

Mr. Daniel L. Gordon, July 10, 2012

disclose these measures in the Management’s Discussion and Analysis section of our future Exchange Act filings.

Long-Term, Triple-Net Lease Structure, page 9

2.	We note your disclosure on page 8 that the properties leased to subsidiaries of Sun Healthcare Group, Inc. are triple-net leases that are guaranteed by Sun. We further note your disclosure that you have in instances obtained security deposits for your properties that are leased to tenants other than Sun’s subsidiaries. With a view to future disclosure in your Exchange Act reports, please tell us how you monitor the credit rating of your tenants. Also tell us the diversification of your tenants’ credit ratings.

Response: If available, we review credit rating reports issued by credit rating agencies, such as Moody’s Investors Service and Standard & Poor’s Ratings Services, to assess the credit quality of our tenants. For example, as of April 13, 2012, Sun Healthcare Group, Inc. (“Sun”) has a credit rating from Moody’s Investors Service and Standard & Poor’s Ratings Services of B1, and BB-, respectively. We are not aware of formal credit ratings for our other six tenants as of December 31, 2011. Because formal credit ratings may not be available for most of our tenants, the primary basis for our evaluation of the credit quality of our tenants (and more specifically the tenants’ ability to pay their rent obligations to us), including Sun, is the tenants’ lease coverage ratios. These coverage ratios include EBITDAR to rent coverage and EBITDARM to rent coverage at the facility level and consolidated EBITDAR to total rent coverage at the parent guarantor level when such a guarantee exists (currently the Sun lease portfolio). EBITDAR is defined as earnings before interest, taxes, depreciation and amortization, rent, and EBITDARM is defined as EBITDAR before management fees.

These coverage metrics for our six tenants with stabilized operations had the following range for the trailing 12 month period ending November 30, 2011 (we report such data 1 month in arrears):

a.	Facility EBITDAR – 1.2x to 2.99x

b.	Facility EBITDARM – 1.55x to 3.10x

c.	Tenant EBITDAR (Sun only) – 1.70x

We had one tenant that represented less than 1% of our annualized revenues at December 31, 2011 with operations in the lease up phase and having a Facility EBITDAR and EBITDARM coverage of less than 1.0x. We obtain various financial and operational information from our tenants each month and review this information in conjunction with the above-described coverage metrics to determine trends and the operational and financial impact of the environment in the industry (including the impact of government reimbursement) and the management of the tenant’s operations. These metrics help us identify potential areas of concern relative to our tenants’ credit quality and ultimately the tenants’ ability to generate sufficient liquidity to meet its obligations, including its obligation to continue to pay the rent due to us.

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Mr. Daniel L. Gordon, July 10, 2012

In future Exchange Act reports and consistent with the response above, we will include appropriate disclosure concerning the manner in which we monitor the credit ratings of our tenants.

Item 2. Properties, page 20

3.	In future Exchange Act reports, please revise the lease expiration table on page 21 to include the total area in square feet or units/beds covered by the leases expiring.

Response: In our future annual Exchange Act filings, we will revise the lease expiration table included in Part I, Item 2 of the 2011 Form 10-K to include total units/beds covered by leases expiring.

Occupancy Trends, page 21

4.	Please tell us whether the table that sets forth the occupancy percentage for your properties for the periods indicated is historical same property occupancy. We may have further comments.

Response: Our occupancy percentage represents our facilities’ average operating occupancy for the period indicated. The percentages are calculated by dividing the actual census from the period presented by the available beds/units for the same period. We include the occupancy percentage for a property if the property was owned by us at any time during the period presented. Occupancy percentages for facilities with new tenants/operators are only included in periods subsequent to our acquisition of the facilities.

Management’s Discussion and Analysis of Financial Condition…, page 26

5.	In future Exchange Act reports, please revise your disclosure to discuss your leasing activities for the reported period, including a discussion of the volume of new or renewed leases, average rents or yields, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. Please provide such disclosure on a per square foot or unit/bed basis. Also discuss the average market rents trends, including the impact of tenant reimbursements.

Response: As noted in response to Comment 1 above, all of our income from real estate investments is derived from long-term single tenant, triple-net lease structures rather than multi-tenant, gross lease structures. Therefore, our leasing activity currently coincides with the acquisition of a property, at which time we enter into a long-term triple-net lease with the tenant of the property. Our existing triple-net leases have expirations ranging from nine to 23 years. Because all of our properties are currently subject to existing triple-net leases, we do not currently engage in any other leasing activities to lease unoccupied space or replace tenants after a lease has expired. Additionally, our lease negotiations do not include leasing commissions or material tenant improvement costs and tenant concessions as would be commonplace in a multi-tenant office or retail facility. If any of these events occur in the future, we will include appropriate disclosures

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Mr. Daniel L. Gordon, July 10, 2012

in our applicable future Exchange Act reports concerning such leasing activities and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions.

Rental Income, page 31

6.	We note your disclosure that the increase during the year ended December 31, 2011 resulted primarily from the recognition of rental income from acquisitions. In future Exchange Act reports, please revise your disclosure to address, if applicable, whether occupancy or rents are driving increases or decreases in property revenues.

Response: As noted in response to Comment 1 above, all of our income from real estate investments is derived from long term, single tenant, triple-net lease structures. Therefore, our rental income does not fluctuate with changes in facility occupancy. Further, while each of our existing triple-net leases includes customary annual rent escalators, such rent escalators do not drive material increases or decreases in property revenues. Rather, the primary drivers that we expect to result in material increases or decreases in property revenues include the acquisition or inclusion of new properties with new tenants, the replacement of existing tenants or the amendment of existing leases. Other than the inclusion of new properties in connection with our acquisitions, these events have not yet occurred during our operating history. To the extent that these or other relevant events occur in the future and are responsible for driving increases or decreases in property revenues, we will include appropriate disclosure in our applicable future Exchange Act reports to explain the effect of these events on property revenues.

Consolidated Statements of Income, page F-4

7.	Please tell us how your presentation of dividends per common share on the face of the Consolidated Statements of Income complies with the guidance in ASC 260-10-45-5 or revise in future annual Exchange Act reports to include this information in a footnote.

Response: We will no longer present dividends per share on the face of the Consolidated Statements of Income in our future Exchange Act reports but will continue to present dividends per common share on the face of the Consolidated Statements of Stockholders’ Equity in accordance with Rule 3-04 of Regulation S-X.

Note 10. Stock-Based Compensation, page F-18

8.	In future Exchange Act reports, please disclose, as of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

Response: In our future Exchange Act reports, we will disclose, as of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized. Our current disclosures include the weighted-average period over which the expense related to nonvested awards not yet recognized is expected to be recognized, and we will continue to include such disclosures in our future Exchange Act reports.

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Mr. Daniel L. Gordon, July 10, 2012

***********

As requested in the Comment Letter, Sabra acknowledges that:

•	Sabra is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sabra may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 679-0243 or (949) 679-8868 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Harold W. Andrews, Jr.

Harold W. Andrews, Jr.
Executive Vice President, Chief Financial Officer and Secretary

cc:	Richard K. Matros, Chairman, President and Chief Executive Officer

    Sabra Health Care REIT, Inc.

Michael Costa, Controller

    Sabra Health Care REIT, Inc.

Andor D. Terner, Esq.

    O’Melveny & Myers LLP

Shelly A. Heyduk, Esq.

    O’Melveny & Myers LLP

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